March 12, 2010
Via EDGAR filing
Mr. Gary Todd
Accounting Reviewer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agilysys, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed June 9, 2009
Form 10-Q for the fiscal quarter ended December 31, 2009
File No. 0-05734
Responses to Comment Letter dated February 23, 2010
Dear Mr. Todd:
          Agilysys, Inc. (“we,” “us,” “our,” or the “Company”) is submitting this letter in response to the comment letter from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 23, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed with the Commission on June 9, 2009 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.
          The numbered paragraphs and headings set forth below correspond to the headings in the Comment Letter. For the convenience of the Staff, we have reproduced each of the comments in bold below, followed by the Company’s response.
          We understand that the purpose of the review is to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings.
          In connection with our responses, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings and in this response letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

Form 10-K for the fiscal year ended March 31, 2009
Products and Services, page 3
1.	We note your disclosure on page 5 that you are obligated to purchase a minimum of $330 million per year from Arrow Electronics until 2012. We also note your disclosure on page 3 where you identify Sun, IBM, and HP as your three largest suppliers. Please tell us and expand your disclosure in future filings as applicable, to disclose how your purchases from other suppliers during the past fiscal year have been impacted by your agreement with Arrow.
Response:
In response to the Staff’s comment, we purchase IT products and services both directly from HP, IBM, Sun, and other original equipment manufacturers (“OEM”) and through our primary distributor, Arrow Electronics, Inc. (“Arrow”), and re-sell these products and services to our customers. Our OEMs require Agilysys, as a reseller, to purchase certain equipment through a Tier I distributor such as Arrow as opposed to purchasing directly from the OEM. Our agreement with Arrow does not impact the OEM we select, or our customer selects, to fulfill an order. In future filings, we will expand our disclosure on page 3 as follows to clarify the relationship between the OEMs and Arrow:
The Company purchases IT products and services both directly from HP, IBM, Sun, and other original equipment manufacturers (“OEM”) and through its primary distributor, Arrow Electronics, Inc. (“Arrow”), and re-sells this equipment to its customers. These OEMs require Agilysys, as a reseller, to purchase a substantial amount of product and services through a Tier I distributor such as Arrow. The Company has a long-term purchase agreement with Arrow that includes an obligation to purchase a minimum of $330 million of product per year through fiscal 2012. However, the agreement with Arrow does not impact the OEM the Company selects, or the Company’s customer selects, to fulfill an order.
During 2009, 2008, and 2007, purchases of products and services from the Company’s three largest OEMs accounted for 65%, 65%, and 69%, respectively, of the Company’s total sales volume. Sales of HP products and services accounted for 22%, 27%, and 49% of the Company’s sales volumes in 2009, 2008, and 2007, respectively. Sales of IBM products and services accounted for 12%, 15%, and 20% of the Company’s sales volumes in 2009, 2008, and 2007, respectively. Sales of Sun products and services through Innovative, which was purchased in July 2007, accounted for 31% and 23% of the Company’s sales volume in 2009 and 2008, respectively.
The loss of the right to sell the products and services of any of the top three OEMs or a combination of certain other OEMs could have a material adverse effect on the Company’s business, results of operations, and financial condition unless alternative products manufactured by other OEMs are available to the Company. In addition, although the Company believes that

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

its relationships with OEMs are good, there can be no assurance that the Company’s OEMs will continue to supply products on terms acceptable to the Company. Through agreements with its OEMs, Agilysys is authorized to sell all or some of the OEMs’ products. The authorization with each OEM is subject to specific terms and conditions regarding such items as purchase discounts and supplier incentive programs, including sales volume incentives and cooperative advertising reimbursements. A substantial portion of the Company’s profitability results from incentive programs with the OEMs. These incentive programs are at the discretion of the OEM. From time to time, OEMs may terminate the right of the Company to sell some or all of their products or change these terms and conditions or reduce or discontinue the incentives or programs offered. Any such termination or implementation of such changes could have a material adverse impact on the Company’s results of operations.
If we fail to maintain an effective system of internal controls . . . , page 5
2.	We note your disclosure on page 31 that you did not have effective internal control over your financial reporting during FY2009. In your future filings, as applicable, please revise your risk factor disclosure concerning material weaknesses to disclose the nature of any existing weaknesses.
Response:
In response to the Staff’s comment, we respectfully submit that we referenced the material weakness in internal controls and the Item 9A disclosure within the heading of the risk factor you cited from page 5 of our Annual Report. However, in future filings, the Company will expand the body of our risk factor disclosure to describe the nature of existing material weaknesses, if any.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates & Assumptions, page 22
3.	Regarding the restructuring programs undertaken in 2008 and 2009, in future filings please provide quantified disclosure of the expected cost savings from the plans and identify the periods when you expect to first realize those benefits. For guidance on these MD&A disclosures, please refer to SAB Topic 5-P.
Response:
In response to the Staff’s comment, in future filings the Company will provide quantified disclosure of the expected cost savings from restructuring plans and identify the periods when we expect to first realize those benefits in accordance with the requirements of SAB Topic 5-P. An example of a portion of the revised restructuring benefits disclosure is provided below:

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

In connection with the restructuring actions taken in the first and second quarters of fiscal 2009, we expect to realize $14.0 million in annual future cost savings. We expected to realize and actually realized $3.5 million of those benefits per quarter beginning in the second quarter of fiscal 2009. We expect to fully realize the $14.0 million in annual cost savings in fiscal 2010.
In connection with the restructuring actions taken in the third quarter of fiscal 2009, we expected to realize $8.0 million in annual future cost savings. We expected to realize $2.0 million of the savings in the fourth quarter of fiscal 2009. However, due to the timing of transitioning certain personnel, we only realized $1.8 million in benefits during the fourth quarter of fiscal 2009. We fully realized $2.0 million in savings per quarter beginning in the first quarter of fiscal 2010. We expect to fully realize the $8.0 million in annual benefits in fiscal 2010.
In connection with the restructuring actions taken in the fourth quarter of fiscal 2009, we expected to realize and we realized $1.0 million per quarter in future cost savings beginning in the first quarter of fiscal 2010. We expect to fully realize the $4.0 million in annual savings for fiscal 2010.
4.	Please explain to us your rationale for presenting a portion of the goodwill impairment recorded in fiscal 2009 as “Restructuring charges (credits)” while the bulk of the goodwill impairment recorded in that year is presented in “Asset impairment charges.”
Response:
In response to the Staff’s comment, the Company acquired The CTS Corporation (“CTS”), an independent services organization that specialized in information technology storage solutions for corporate and public-sector clients in fiscal 2006, and integrated this acquisition into our Technology Services Group (“TSG”). In connection with this acquisition, we recorded goodwill of $16.8 million. In June 2008, the Company adopted a plan to significantly change its go-to-market strategy and abandon the original strategy as it related to the business acquired from CTS. At this point, the goodwill associated with the CTS acquisition was expensed through the restructuring actions.
Furthermore, FASB ASC 350-20-35-30e and -57 require testing the goodwill of a reporting unit for impairment when a significant portion of the reporting unit will be sold or otherwise disposed of. As a result of the abandonment and required June interim testing, the goodwill related to TSG was determined to be impaired and a charge of $16.8 million was recorded to the income statement. Since the impairment was a direct result of the decision to restructure the operations formerly related to CTS, the amount was recorded as a restructuring charge. We attempted to clearly disclose this write down of goodwill as being a portion of the restructuring charge in Note 6 and in MD&A section titled, “Restructuring Expense” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
Subsequently, as of the June 30, 2008 balance sheet date, we identified other impairment indicators under FASB ASC 350-20-35, including a significant decrease in market capitalization, a decline in recent operating results, and a significant adverse change in the macroeconomic

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

business climate, which required an interim goodwill impairment test related to the Company’s continuing operations. The Company completed the first step of this interim goodwill impairment testing, but was not able to complete step two of the analysis in time to file the first quarter Form 10-Q. Therefore, in accordance with FASB ASC 350-20-35-18, we recorded our best estimate of the impairment charges, which totaled $33.6 million, as asset impairment charges in the income statement for the quarter ended June 30, 2008.
Item 8. Financial Statements
Note 5. Goodwill and Intangible Assets, page 54
5.	In future filings, please expand to also provide the goodwill disclosures required by FASB ASC 350-20-50-1 for each reportable segment.
Response:
In response to the Staff’s comment, we respectfully submit that the information as required by FASB ASC 350-20-50-1 for each reportable segment is provided within other footnote disclosures in our Annual Report. Specifically, goodwill acquired is presented in Note 2, “Recent Acquisitions”; goodwill impairment included in restructuring charges is presented in Note 4, “Restructuring Charges (Credits)”; and other goodwill impairment charges is included in Note 13, “Business Segments.” However, in future filings, the Company also will aggregate and summarize the required disclosures and provide them within the “Goodwill and Intangible Assets” footnote disclosure.
Note 13. Business Segments, page 66
6.	You disclose two measures of segment operating results, operating income and adjusted EBITDA. Please tell us how your presentation considers the guidance from FASB ASC 280-10-55-9. Under the cited guidance, if an entity uses multiple performance measures in evaluating segment performance and allocating assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s consolidated financial statements. That is, please tell us why you believe it is appropriate in GAAP to present two measures of segment operating results for each segment.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

Response:
In response to the Staff’s comment, FASB ASC 280-10-55-9 states that in evaluating segment performance, management should use the reported measures that it believes are determined most consistently with those in the entity’s consolidated financial statements. FASB ASC 280-10-55-9 acknowledges that it may be difficult to present segment information in accordance with the consolidated GAAP level because certain items are not intended to apply to segments (e.g., interest income and expense, income taxes, etc.). This is certainly true for Agilysys, as we do not allocate non-operating income and expense items, such as interest income and expense, and income taxes to the reportable business segments. Accordingly, our segment disclosure is reconciled to consolidated operating income or loss, which is a measure that corresponds to our consolidated financial statements and only excludes the non-operating income and expense items that are not allocated to the reportable segments.
Our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), regularly reviews and allocates resources to our reportable business segments based on Adjusted EBITDA, which represents the reportable segment’s operating income or loss excluding depreciation and amortization. Adjusted EBITDA helps our CODM focus on the core operations of each reportable segment. Adjusted EBITDA is also a required measurement defined in our current and prior credit and debt agreements to evaluate the Company’s performance. Therefore, we believe that presenting Adjusted EBITDA is beneficial to the users of our financial statements. We further believe that the table on page 67 presents the information necessary to reconcile operating income or loss for the business segments to the consolidated total shown in our income statement. In future filings, we will discontinue presenting Adjusted EBITDA within the accompanying notes to our consolidated financial statements, including in the Form 10-K for the fiscal year ended March 31, 2010, which will be filed in the near future.
7.	On page 42, you disclose that you have three reportable segments. However, you present disclosures in this footnote as if “Corporate/Other” is also a segment, presenting both operating loss and adjusted EBITDA. Please clarify for us and in future filings whether Corporate/Other is also a reportable segment under FASB ASC 280-10-50-1 and 280-10-55-3 and -4. If it is not, tell us why it is appropriate to present adjusted EBITDA for “Corporate/Other.”
Response:
In response to the Staff’s comment, under FASB ASC 280-10-50-1, in order for a component of public entity to be considered an operating segment, it must engage in business activities from which it earns revenues and incurs expenses. Likewise, FASB ASC 280-10-55-3 and -4 consider corporate divisions that earn revenues and whose operating results are reviewed regularly to be operating segments. Our Corporate/Other division does not earn revenues. The primary purpose of presenting Corporate/Other is to reconcile amounts to consolidated totals. In future filings, including in the Form 10-K for the fiscal year ended March 31, 2010, which will be filed in the near future, we will expand and clarify our disclosure. Please refer to the response to Question 8 below for an example of our proposed disclosure.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

8.	As a related matter, we see that you also provide measures of adjusted EBITDA and operating earnings for the consolidated entity. Please tell us how the consolidated presentation fulfills the reconciliation requirement from FASB ASC 280-10-50-30b. Under that guidance, you should provide reconciliation of the total of the reportable segments’ measures of profit or loss to consolidated income before taxes, extraordinary items, and discontinued operations. Also tell us how presentation of consolidated adjusted EBITDA is appropriate under the guidance from 10(e) of Regulation S-K and Compliance and Disclosure Interpretation 104.04.
Response:
In response to the Staff’s comment, in future filings, including in the Form 10-K for the fiscal year ended March 31, 2010, which will be filed in the near future, we will eliminate any non-GAAP measures from the consolidated presentation on page 67 of our Annual Report. Our disclosure will be modified as presented below:

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

	Reportable Segments			Corporate/
(Dollars in thousands)	HSG	RSG	TSG	Other	Consolidated
Fiscal Year Ended March 31, 2009
Total revenue	$99,826	$122,478	$512,108	$—	$734,412
Elimination of intersegment revenue	(190)	(319)	(3,183)	—	(3,692)

Revenue from external customers	$99,636	$122,159	$508,925	$—	$730,720

Gross margin	$60,505	$27,659	$108,085	$2,429	$198,678
Gross margin percentage	60.7%	22.6%	21.2%		27.2%

Operating loss	$(114,133)	$(17,055)	$(88,581)	$(60,285)	$(280,054)
Other expenses, net	—	—	—	2,570	2,570
Interest expense, net	—	—	—	659	659

Loss from continuing operations before income taxes	$(114,133)	$(17,055)	$(88,581)	$(63,514)	$(283,283)

Non-cash charges:
Depreciation and Amortization (1)	$5,931	$129	$16,673	$4,366	$27,099
Goodwill and intangible asset impairment	$122,488	$24,912	$84,456	$—	$231,856
Restructuring charges	$—	$—	$23,573	$17,228	$40,801

Total	$128,419	$25,041	$124,702	$21,594	$299,756

Fiscal Year Ended March 31, 2008
Total revenue	$85,103	$130,223	$554,655	$—	$769,981
Elimination of intersegment revenue	(280)	(493)	(9,040)	—	(9,813)

Revenue from external customers	$84,823	$129,730	$545,615	$—	$760,168

Gross margin	$47,193	$24,599	$102,843	$3,856	$178,491
Gross margin percentage	55.6%	19.0%	18.8%		23.5%

Operating income (loss)	4,125	5,692	14,296	(41,969)	(17,856)
Other income, net	—	—	—	(6,566)	(6,566)
Interest income, net	—	—	—	(12,226)	(12,226)

Income (loss) from continuing operations before income taxes	$4,125	$5,692	$14,296	$(23,177)	$936

Non-cash charges:
Depreciation and Amortization (1)	$4,865	$376	$14,491	$3,855	$23,587
Restructuring credits	$—	$—	$—	$(75)	$(75)

Total	$4,865	$376	$14,491	$3,780	$23,512

Fiscal Year Ended March 31, 2007
Total revenue	$37,875	$93,064	$330,610	$413	$461,962
Elimination of intersegment revenue	—	(288)	(7,934)	—	(8,222)

Revenue from external customers	$37,875	$92,776	$322,676	$413	$453,740

Gross margin	$23,082	$19,491	$70,341	$5,835	$118,749
Gross margin percentage	60.9%	21.0%	21.8%		26.2%
Operating income (loss)	5,535	2,559	17,149	(33,574)	(8,331)
Other expenses, net	—	—	—	6,008	6,008
Interest income, net	—	—	—	(2,477)	(2,477)

Income (loss) from continuing operations before income taxes	$5,535	$2,559	$17,149	$(37,105)	$(11,862)

Non-cash charges:
Depreciation and Amortization (1)	$1,160	$503	$2,032	$4,880	$8,575
Restructuring credits	$—	$—	$—	$(2,531)	$(2,531)

Total	$1,160	$503	$2,032	$2,349	$6,044

(1)	Does not include the amortization of deferred financing fees totaling $584, $226, and $215 in 2009, 2008, and 2007, respectively, which related to Corporate/Other.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

Item 11. Executive Compensation, page 33
9.	We note from your disclosure under “Long-Term Equity Incentives” that you have incorporated by reference from page 19 of your proxy statement that the board determined to grant stock options in May and November 2008. We note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
Response:
In response to the Staff’s comment regarding 2008 stock option grants, in addition to the disclosure under “Long-Term Equity Incentives” on pages 19 and 20 of our proxy statement, disclosure regarding our philosophy to target long-term stock incentives at a minimum of the 50th percentile of industry specific market surveys is provided under “Compensation Philosophy” on page 15 of our proxy statements. In addition, disclosure regarding our philosophy to provide greater at-risk pay (which is aligned with the interests of our shareholders), including long-term incentives, to our named executive officers is provided under “Pay Mix” on pages 16 and 17 of our proxy statement.
In future filings, our Compensation Discussion and Analysis will include a discussion regarding the substantive analysis of our Compensation Committee in determining the nature, amount and variations among named executive officers of long-term equity awards as appropriate and in accordance with subparagraphs (b)(1)(iii)-(v) of Item 402 of Regulation S-K.
Item 13. Certain Relationships . . . , page 33
10.	In future filings, please provide the disclosure requested by Item 404(b) of Regulation S-K, including, but not limited to information contained in Item 404(b)(1)(ii) and (iv). Also, please tell us why you have not discussed pursuant to Item 404(a) of Regulation S-K the related party transaction described in note 1 to your financial statements. We note that Mr. Schultz is listed as an officer on the back of your annual report.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

Response:
In response to the Staff’s comment, in October 2009 our Board of Directors adopted Related Person Transaction Procedures. In future filings, responsive to disclosure required under Item 404(b)(1) of Regulation S-K, we will reference our use of these procedures.
We believe the related person discussion is appropriately omitted from the proxy statement. Disclosure of “related person transactions” under Item 404(a) of Regulation S-K is required for certain relationships between the Company and its directors and executive officers. We have omitted such related person discussion concerning Mr. Schultz from our proxy statement because Mr. Schultz (a) is not an executive officer of the Company, (b) does not hold a functionally equivalent executive officer position, and (c) does not perform any policy-making functions for the Company.
Regarding Note 1 to our consolidated financial statements (on page 42 of our 2009 Annual Report), in future filings our discussion under “related party transactions” will not discuss the relationship between our corporate Secretary, Mr. Lawrence N. Schultz, and Calfee, Halter & Griswold LLP (“Calfee”). FASB ASC 850 requires disclosure of related party transactions between the Company and related parties, which include “other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.” For fiscal year 2009, the Company believed that Mr. Schultz, as Secretary and as outside counsel to the Company, might have the appearance of being a related party under FASB ASC 850; and, accordingly, the resulting related party transaction disclosure was made. However, Mr. Schultz did not significantly influence management and does not, and did not during fiscal year 2009, hold a policy-making position nor perform policy-making functions for the Company.
Mr. Schultz retired from Calfee in late 2009 and will no longer be considered, in appearance or otherwise, as a related party for purposes of FASB ASC 850. His responsibilities as Secretary include attending Board and certain Board committee meetings and recording minutes at Board meetings. Mr. Schultz does not set agendas for Board or committee meetings.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

Exhibits
11.	Please file your long-term product procurement agreement with Arrow Electronics, Inc. or tell us why you believe it does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.
Response:
In response to the Staff’s comment, Item 601(b)(10) of Regulation S-K defines material contracts required to be filed as exhibits to the Company’s Form 10-K, and specifically excludes from this definition contracts made in the ordinary course of business. We consider the long-term product procurement agreement with Arrow (the “Arrow Agreement”) an agreement made in the ordinary course of business, as its terms and conditions are such that ordinarily accompany the business of a value added reseller. All OEMs with whom we do business, including but not limited to IBM, HP and Sun, require that value added resellers such as Agilysys purchase a substantial amount of products and services from a Tier I distributor, such as Arrow. We highlight the significance of the Arrow Agreement in our Annual Report due to the purchase commitment resulting from our divestiture of our distribution business in 2007 to Arrow; however, we also note that the purpose of the Arrow Agreement is to purchase a wide variety of products. The referenced products are used for our day-to-day operations related to our core business. Furthermore, adequate sources of alternative supply exist in the event the Arrow Agreement is terminated, and thus we are not substantially dependent upon the Arrow Agreement. For these reasons, we exclude the Arrow Agreement as a material agreement under the exhibits listing.
In future filings, we will revise our risk factor on page 5 of our Annual Report “We are dependent on a long-term product procurement agreement with Arrow Electronics, Inc.” as follows:
We continue to maintain a long-term product procurement commitment with Arrow Electronics, Inc.
We have entered into a long-term product procurement agreement with Arrow Electronics, Inc. (“Arrow”), which sets forth certain pricing and rebates, subject to certain terms and conditions. In addition, the agreement requires us to purchase a wide variety of products totaling a minimum of $330 million per year until fiscal 2012. If we do not meet the minimum purchase requirements of this product procurement agreement, other than for certain reasons that are not within our control, we will be required to pay Arrow an amount equal to 1.25% of the shortfall in annual purchases, which could materially impact our financial position, results of operations, and cash flows. If this agreement is terminated, adequate alternative supply sources exist and therefore, it would not have a material adverse effect on our financial position, results of operations, or cash flows.

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

Form 10-Q for the fiscal quarter ended December 31, 2009
Note 10. Commitments and Contingencies, page 19
12.	We see that you received proceeds of approximately $2.4 million from the Primary Fund in January 2010. We note that you had previously recognized impairment of this investment in earnings. Please tell us the accounting basis for recognizing income from the distribution at December 31, 2009, prior to receipt of the cash. We refer you to FASB ASC 855-10-15-5c and 450-30-25-1, which generally provide that a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.
Response:
In response to the Staff’s comment, we adjusted our investment in the Primary Fund to its fair value, which we computed to be $2.5 million, based on the Order of the United States District Court for the Southern District of New York (the “Order”) issued and filed on November 25, 2009 and additional information available on the Primary Fund’s website on December 22, 2009. The Order provided for the liquidation and pro rata distribution of the remaining assets of the Primary Fund, except for $83.5 million that was to be set aside in a fund to cover claims against the Primary Fund. Then, subsequent to December 31, 2009 but prior to filing our Quarterly Report, we adjusted the fair value recorded in our balance sheet at December 31, 2009 to $2.4 million, which represented the actual proceeds we received in January 2010. Our computation and the basis for the computation are presented below:

(Dollars in thousands)
Agilysys, Inc.’s investment balance at September 30, 2008 (a):	$36,246
Interest accrued at September 30, 2008 (a):	38

Total Agilysys, Inc. investment at September 30, 2008:	36,284
Distributions received by Agilysys, Inc. through October 2, 2009 (b):	33,353

Remaining investment balance:	$2,931

Remaining Reserve Primary Fund assets at December 15, 2009 (c):	$3,565,785
Plus undistributed net income (c):	193,039
Plus “Special Reserve” at December 15, 2009 (d):	3,500,000

Total remaining undistributed assets of the Fund:	7,258,824
“Expense Fund” amount to be set aside and not distributed (e):	83,500

Amount expected to be distributed:	$7,175,324

Percent of total remaining undistributed assets:	98.8%

Fair value of amount attributable to Agilysys, Inc. - (98.8% of September 30, 2008 balance less amounts received through October 2, 2009):	$2,496
Actual amount received on January 29, 2010 (f):	2,435

Difference:	$61

Mr. Gary Todd
Securities and Exchange Commission
March 12, 2010

(a)	Taken from the September 30, 2008 investment statement provided by LaSalle Global Trust Services.

(b)	Taken from the respective investment statement provided by LaSalle Global Trust Services (now Bank of America) as follows: $18,410 received in November 2008, $10,199 received in December 2008, $2,407 received in February 2009, $1,629 received in April 2009, and $708 received in October 2009.

(c)	Taken from the December 22, 2009 press release issued by the Reserve Fund Primary Fund and available on the Primary Fund’s website.

(d)	The December 22, 2009 press release issued by The Reserve Fund Primary Fund indicates that the “Special Reserve” previously set aside by the Fund’s Board of Trustees would be replaced by the “Expense Fund” created pursuant to the Court Order issued on November 25, 2009. Therefore, this amount was added back to the remaining undistributed assets of The Reserve Primary Fund at December 15, 2009 in order to calculate the expected distribution amount.

(e)	Taken from the Order issued and filed by the United States District Court for the Southern District of New York on November 25, 2009 and available on the Primary Fund’s website.

(f)	Taken from the January 31, 2010 investment statement provided by Bank of America.
     We hope that the foregoing has been responsive to your comments. Questions or comments concerning any matter with respect to our responses to the Staff’s comments may be directed to me at 440.519.8327. Comments may also be sent to my attention via facsimile to 440.519.8619.

Respectfully submitted,
/s/ Kenneth J. Kossin, Jr.
Kenneth J. Kossin, Jr.
Senior Vice President and Chief Financial Officer